Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403 Niamh Lyons Ph: 353-1-663-3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN TO PRESENT AT LAZARD CAPITAL MARKETS 6TH ANNUAL
HEALTHCARE CONFERENCE

DUBLIN, Ireland – November 10, 2009 – Elan Corporation, plc (NYSE: ELN) today announced that it will present at the Lazard Capital Markets 6th Annual Healthcare Conference, on Tuesday, November 17, 2009 at; 9:55 a.m. Eastern Time and 2:55 p.m. GMT.

Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc

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